[redacted]

14041515

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden | |
| Hours per response...... | 12.00 |

tj 9/3/14

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-30576 |

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 02 2014
WASH. DC

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **JULY 1, 2013** (MM/DD/YY) AND ENDING **JUNE 30, 2014** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NELSON SECURITIES, INC.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**601 W. MAIN STREET, SUITE 1118**
(No. and Street)

| **SPOKANE** | **WA** | **99201** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**PATRICK K. DONAHUE** **509-838-1313**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**EIDE BAILLY**
(Name – *if individual, state last, first, middle name*)

| **926 W. SPRAGUE, SUITE 300** | **SPOKANE** | **WA** | **99201** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 9/2/14

# OATH OR AFFIRMATION

I, **ROBERT O. NELSON**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **NELSON SECURITIES, INC.**, as of **JUNE 30**, 20 **14**, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEIDI JO VOSE
NOTARY PUBLIC
COMMISSION EXPIRES 10-07-16
STATE OF WASHINGTON

Signature

**PRESIDENT**
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TABLE OF CONTENTS

EideBailly

CPAs & BUSINESS ADVISORS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Shareholders
of Nelson Securities, Inc.
Spokane, Washington

We have audited the accompanying financial statements of Nelson Securities (a Washington corporation), which comprise the statement of financial condition as of June 30, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Nelson Securities's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Nelson Securities as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information required by rule 17a-5 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Nelson Securities's financial statements. The supplemental information is the responsibility of Nelson Securities's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Eide Bailly LLP

Spokane, Washington
August 29, 2014

McDIRMID, MIKKELSEN & SECREST, P.S.
Certified Public Accountants

James K McDirmid
Chris D Mikkelsen
Kenneth E Secrest
William A Simer
Andrew J. McDirmid
Marcie M Harper
Keith A Schmidt

926 W Sprague, Suite 300
Spokane, WA 99201 4000
509 747 6154
FAX 509.838.0508
www.mmsps.com

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

We have audited the accompanying statement of financial condition of Nelson Securities, Inc. as of June 30, 2013, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nelson Securities, Inc. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

McDirmid, Mikkelsen & Secrest, P.S.

August 19, 2013
Spokane, Washington

STATEMENT OF FINANCIAL CONDITION

*June 30, 2014 and 2013*

| ASSETS | 2014 | 2013 |
|---|---|---|
| Cash | $ 137,906 | $ 122,922 |
| Deposits with clearing house | 50,000 | 50,000 |
| Receivable from clearing broker | 10,715 | 2,250 |
| Investment advisory fees and commissions receivable | 175,180 | 149,764 |
| Employee receivable | 12,049 | 11,906 |
| Prepaid expenses & other assets | 28,560 | 24,570 |
| Furniture and equipment, net | 1,951 | 7,200 |
| | $ 416,361 | $ 368,612 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Payable to vendors | $ 19,971 | $ 21,175 |
| Payroll and business taxes payable | 2,134 | 1,019 |
| Accrued salaries and commissions | 70,411 | 52,976 |
| State income taxes payable | - | 60 |
| Deferred advisory service revenue | 20,292 | 17,658 |
| | $ 112,808 | $ 92,888 |
| **Stockholder's equity:** | | |
| Common stock, $100 par value: | | |
| Authorized, 500 shares: | | |
| Issued and outstanding, 100 shares | $ 10,000 | $ 10,000 |
| Additional paid-in capital | 328,279 | 328,279 |
| Retained deficit | (34,726) | (62,555) |
| | $ 303,553 | $ 275,724 |
| | $ 416,361 | $ 368,612 |

*The accompanying notes are an integral part of the financial statements*

STATEMENT OF INCOME

*for the years ended June 30, 2014 and 2013*

| | 2014 | 2013 |
|---|---|---|
| **Revenues:** | | |
| Investment advisory fees and commissions | $ 2,333,724 | $ 2,238,725 |
| Trading commissions | 132,095 | 144,399 |
| Investment loss | 318 | (615) |
| Interest and dividend income | 994 | 1,139 |
| | $ 2,467,131 | $ 2,383,648 |
| **Expenses:** | | |
| Salaries and commissions | $ 1,606,491 | $ 1,520,488 |
| License and regulatory fees | 57,780 | 45,919 |
| Payroll taxes | 99,124 | 102,906 |
| Telephone and utilities | 68,544 | 59,255 |
| Occupancy and leases expense | 156,252 | 162,870 |
| Auto | 21,155 | 19,959 |
| Office expense and postage | 73,356 | 79,957 |
| Travel and entertainment | 26,540 | 38,528 |
| Consulting expense | 71,328 | 83,073 |
| Newsletter expense | 17,619 | 14,900 |
| Business and property taxes | 6,187 | 7,813 |
| Depreciation | 5,249 | 4,115 |
| Professional services | 11,508 | 13,044 |
| Insurance | 151,650 | 136,089 |
| Quotation service | 13,410 | 18,583 |
| Miscellaneous | 38,109 | 44,868 |
| | $ 2,424,302 | $ 2,352,367 |
| **Income before income taxes** | $ 42,829 | $ 31,281 |
| **Income tax expense** | $ - | $ (860) |
| **Net income** | $ 42,829 | $ 30,421 |

*The accompanying notes are an integral part of the financial statements*

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
*for the years ended June 30, 2014 and 2013*

| | Shares | Common Stock | Additional Paid-in Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|
| **Balances, July 1, 2012** | 100 | $ 10,000 | $ 328,279 | $ 92,976 | $ 245,303 |
| **Net income for the year ended June 30, 2013** | - | - | - | 30,421 | 30,421 |
| **Balances, June 30, 2013** | 100 | $ 10,000 | $ 328,279 | $ (62,555) | $ 275,724 |
| **Dividends paid** | | | | (15,000) | (15,000) |
| **Net income for the year ended June 30, 2014** | - | - | - | 42,829 | 42,829 |
| **Balances, June 30, 2014** | 100 | $ 10,000 | $ 328,279 | $ (34,726) | $ 303,553 |

*The accompanying notes are an integral part of the financial statements*

## STATEMENT OF CASH FLOWS
*for the years ended June 30, 2014 and 2013*

| | | 2014 | | 2013 |
|---|---|---|---|---|
| **Cash flows from operating activities:** | | | | |
| Net income | $ | 42,829 | $ | 30,421 |
| Adjustment to reconcile net income to net cash provided by operating activities: | | | | |
| Depreciation | $ | 5,249 | $ | 4,115 |
| Changes in assets and liabilities: | | | | |
| Net receivable from clearing broker | | (8,465) | | 7,855 |
| Fees and commissions receivable | | (25,416) | | (1,734) |
| Employee receivables | | (143) | | (234) |
| Prepaid expenses & other assets | | (3,990) | | (3,955) |
| Payable to vendors | | (1,204) | | 517 |
| Payroll and business taxes payable | | 1,115 | | (223) |
| Accrued salaries and commissions | | 17,435 | | (15,323) |
| State income taxes payable | | (60) | | 0 |
| Deferred advisory service revenue | | 2,634 | | 2,158 |
| Total adjustments | $ | (12,845) | $ | (6,824) |
| Net cash provided by operating activities | $ | 29,984 | $ | 23,597 |
| **Cash flows from financing activities:** | | | | |
| Dividends paid | $ | (15,000) | $ | - |
| **Net increase in cash** | $ | 14,984 | $ | 23,597 |
| **Cash at beginning of year** | $ | 122,922 | $ | 99,325 |
| **Cash at end of year** | $ | 137,906 | $ | 122,922 |
| **Supplemental disclosure of cash paid for income taxes** | $ | - | $ | 860 |

*The accompanying notes are an integral part of the financial statements*

NOTES TO FINANCIAL STATEMENTS

## 1. The Company and Significant Accounting Policies:

***Business Activity*** – Nelson Securities, Inc. was incorporated under the laws of the State of Washington on October 3, 1983 to operate as a broker/dealer in investment securities. The Company has offices located in Spokane, Washington; San Diego, California; and Gainesville, Florida.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

***Use of Estimates in the Preparation of Financial Statements*** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

***Trade Settlement*** – Customers' securities transactions are recorded on a settlement date basis with the related commission revenues and expenses recorded on a trade basis. Securities transactions of the Company are recorded on a trade date basis.

***Cash and Cash Equivalents*** –The Company places its cash and cash equivalents with high quality financial institutions. At times, the amount may be in excess of the FDIC insurance limits, however, the Company does not consider this to be significant credit risk.

***Accounts Receivable*** – The Company's accounts receivable consist primarily of commissions due from various insurance companies and other broker/dealers under contractual agreements. Historically, the Company has not experienced losses related to these receivables and does not consider these amounts to be a significant credit risk.

**Revenue Recognition Policies:**
***Investment Advisory Fees and Commissions*** – Commission revenue consists of revenue generated through providing commission-based brokerage services to customers, and also commission-based annuity services. Investment advisory fees are earned in the months for the services provided. Advisory service fees billed prior to the delivery of services are accounted for as deferred revenue. This is a reserve set up to pay back any quarterly fees that are to be refunded to the client for non use of the full quarter.

***Property and Equipment*** – Furniture and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense when incurred. Additions and major improvements are capitalized.

***Advertising*** – The Company's policy is to expense advertising costs when incurred. Advertising expense as of June 30, 2014 and 2013 was $3,141 and $2,723 included in miscellaneous expense.

## 2. Furniture and Equipment:

Furniture and equipment at June 30, 2014 and 2013 consisted of the following:

| | | 2014 | | 2013 |
|---|---|---|---|---|
| Furniture and fixes | $ | **89,647** | $ | 89,647 |
| Computer equipment | $ | **7,480** | $ | 7,480 |
| | $ | **97,127** | $ | 97,127 |
| Less accumulated depreciation | $ | **95,176** | $ | 89,927 |
| | $ | **1,951** | $ | 7,200 |

Depreciation expense for the years ended June 30, 2014 and 2013 was $5,249 and $4,115, respectively.

## 3. Net Capital Requirements:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, The Company was required to maintain minimum net capital of $7,521 and $6,193 at June 30, 2014 and 2013, respectively, and a net capital ratio of no more than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company has net capital of $116,319 and $182,168 at June 30, 2014 and 2013, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .96 to 1 and .51 to 1 at June 30, 2014 and 2013, respectively.

## 4. Retirement Plan:

The Company has adopted a 401(k) plan covering all eligible employees. The plan allows employees to defer up to 75% of their salaries with a discretionary match made by the Company. There were no employer match contributions for the years ended June 30, 2014 and 2013.

## 5. Income Taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of June 30, 2014 and 2013, no provision for current or deferred federal taxes has been accrued as the Company has an unused operating loss carryforward of $30,000 and $70,000 at June 30, 2014 and 2013, respectively. Due to the uncertain nature of future income, the Company has elected to provide a valuation allowance equal to the unused carryforward, thereby eliminated any deferred tax assets.
The income tax provisions for the years ended June 30, 2014 and 2013 was for state income tax expense. There was not federal income tax expense for the years ended June 30, 2014 and 2013. At June 30, 2014, the Company has an unused operating loss carryforward of approximately $30,000 that may be applied against future taxable income through 2028.

The Company is no longer subject to examinations by the Internal Revenue Service or state tax commissions for fiscal years ending prior to June 30, 2011.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2014 and 2013, the unrecognized tax benefit accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

**6. Lease Commitments:**

The Company leases its Spokane and San Diego office space for $8,731 monthly under operating lease agreements. The Spokane lease expires August 2016 and the San Diego lease expires September 2015. The Company also leases its Gainesville office space for $742 per month in which the lease expires August 2014. Lease expense including utilities for all locations was $111,861 and $118,480 for years ended June 30, 2014 and 2013, respectively. Future minimum payments under noncancellable office space leases having initial or remaining lease terms in excess of one year as of June 30, 2014 are as follows:

| Years ending June 30: | |
|---|---|
| 2015 | $ 109,200 |
| 2016 | 94,070 |
| 2017 | 14,388 |
| | $ 217,658 |

The Company leases various equipment under operating leases expiring in various years through 2019. Lease expense paid under these agreements was $44,390 and $45,493 for the years ended June 30, 2014 and 2013, respectively.

The Company leases the majority of its equipment from NFS Leasing, L.L.C. (NFS), which is owned 100% by the stockholder of the Company. The lease agreement from NFS currently provide for rent of $3,699 per month including applicable sales tax. Lease expense paid to NFS under these agreements was $44,390 for the years June 30, 2014 and 2013, respectively. Future minimum payments under noncancellable equipment leases having initial or remaining lease terms in excess of one year as of June 30, 2014, are as follows:

| Years ending June 30: | |
|---|---|
| 2015 | $ 27,895 |
| 2016 | 12,906 |
| 2017 | 12,906 |
| 2018 | 12,906 |
| 2019 | 9,680 |
| | $ 76,293 |

**7. Subsequent Events:**

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through June 30, 2014, the day the financial statements were available to be issued, and has determined there are no subsequent events that require disclosure.

EideBailly
CPAs & BUSINESS ADVISORS

**INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

To the Board of Directors and Shareholders
of Nelson Securities, Inc.
Spokane, Washington

We have audited the financial statements of Nelson Securities, Inc. as of and for the year ended June 30, 2014 and have issued our report thereon dated August 29, 2014, which contained an unmodified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1, 2, 3, and 4, required by Rule 17a-5 under the Securities and Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2, 3, and 4 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information in Schedules 1, 2, 3, and 4 is fairly stated in all material respects in relation to the financial statements as a whole.

Eide Bailly LLP

August 29, 2014
Spokane, Washington

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
*June 30, 2014*

| | | | | |
|---|---|---|---|---|
| **Net capital** | | | | |
| Stockholder's equity: | | | | |
| Common stock | $ | 10,000 | | |
| Additional paid-in capital | $ | 328,279 | | |
| Retained deficit | $ | (34,726) | | |
| | | | $ | 303,553 |
| Deductions: | | | | |
| Non-allowable assets: | | | | |
| Other receivables | $ | 144,678 | | |
| Employee receivables | $ | 12,049 | | |
| Prepaid expenses | $ | 26,757 | | |
| Furniture and equipment at cost, net of accumulated depreciation | $ | 1,951 | | |
| | | | $ | 185,435 |
| Net capital before haircut on securities positions | | | $ | 118,118 |
| Haircuts on securities | | | $ | (1,799) |
| **Net capital** | | | $ | 116,319 |
| **Required net capital** | | | $ | 7,521 |
| **Excess net capital** | | | $ | 108,798 |
| **Aggregate indebtedness:** | | | | |
| Payable to vendors | $ | 19,971 | | |
| Payroll and business taxes payroll | $ | 2,134 | | |
| Accrued salaries and commissions | $ | 70,411 | | |
| Deferred advisory service revenue | $ | 20,292 | | |
| Total aggregate indebtedness | | | $ | 112,808 |
| **Ratio of aggregate indebtedness to net capital** | | | | 0.96 to 1 |

## SCHEDULE 2
## COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
*June 30, 2014*

Nelson Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is not required to carry a "Special Reserve Bank Account for the Exclusive Benefits of Customers", as stated under Exemption Rule 15c3-3.

SCHEDULE 3
RECONCILATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
*June 30, 2014*

| | | |
|---|---|---|
| **Net capital:** | | |
| Net capital as reported on FOCUS REPORT | $ | 116,319 |
| Net capital as computed on page 12 | $ | 116,319 |
| **Aggregate indebtedness:** | | |
| Aggregate indebtedness as reported on FOCUS REPORT | $ | 112,808 |
| Aggregate indebtedness as computed on page 12 | $ | 112,808 |

SCHEDULE 4
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
*June 30, 2014*

---

Nelson Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is exempt under Rule 15c3-3.

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)**

To the Board of Directors and Shareholders
of Nelson Securities, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of Nelson Securities, Inc. as of and for the year ended June 30, 2014, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

August 29, 2014
Spokane, Washington

EideBailly

CPAs & BUSINESS ADVISORS

**Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)**

Board of Directors of Nelson Securities

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by Nelson Securities, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Nelson Securities's compliance with the applicable instructions of Form SIPC-7. Nelson Securities's management is responsible for Nelson Securities's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Spokane Washington
August 29, 2014

SIPC-7
(33-REV 7.10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 6/30/2014
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1 Name of Member, address, Designated Examining Authority, 1934 Act registration no and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

030576 FINRA JUN
NELSON SECURITIES INC
601 W MAIN AVE STE 1118
SPOKANE WA 99201-0613

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form

______

2 A General Assessment (item 2e from page 2) $ 2524

B Less payment made with SIPC-6 filed (exclude interest) ( 1249 )
1-27-14
Date Paid

C Less prior overpayment applied ( )

D Assessment balance due or (overpayment) ______

E Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F Total assessment balance and interest due (or overpayment carried forward) $ 1275

G PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1275

H Overpayment carried forward $( )

3 Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

Nelson Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 6 day of Aug, 2014.

CFO/Pres
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions

Disposition of exceptions

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2013 and ending 6/30/2014

Item No.

| Item | Description | Eliminate cents |
|---|---|---|
| 2a | Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 2467133 |
| 2b | Additions | |
| | (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above | |
| | (2) Net loss from principal transactions in securities in trading accounts. | |
| | (3) Net loss from principal transactions in commodities in trading accounts. | |
| | (4) Interest and dividend expense deducted in determining item 2a. | |
| | (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| | (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| | (7) Net loss from securities in investment accounts | |
| | Total additions | 2467133 |
| 2c | Deductions | |
| | (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products | 843866 |
| | (2) Revenues from commodity transactions | |
| | (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions | |
| | (4) Reimbursements for postage in connection with proxy solicitation. | |
| | (5) Net gain from securities in investment accounts. | |
| | (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| | (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| | (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C) Long Term Care/Life Ins/annuity (Deductions in excess of $100,000 require documentation) | 613559 |
| | (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| | (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| | Enter the greater of line (i) or (ii) | |
| | Total deductions | 1457425 |
| 2d | SIPC Net Operating Revenues | $ 1009708 |
| 2e | General Assessment @ .0025 | $ 2524 |

(to page 1, line 2.A)

# NELSON SECURITIES, INC.

---

FINANCIAL STATEMENTS

*for the years ended*

*June 30, 2014 and 2013*